                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                            ESC MEDICAL SYSTEMS LTD.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 24, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[]

     This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1 filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Issuer"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4.    Purpose of Transaction.
-------    -----------------------

     Item 4 of the schedule 13D is hereby amended and supplemented as follows:

     As previously set forth in Genger's and Mr. Barnard J. Gottstein's ("BG") letters to the legal representative of the Issuer, dated March 11, 1999 and March 22, 1999 (copies of which were previously attached as Exhibit 4 and Exhibit 6, respectively, to the Schedule 13D), Genger and BG have proposed a restructuring of the current Board of Directors of the Issuer (the "Board") by replacing two management directors (other than the Chairman, President and Chief Executive Officer of the Issuer (the "Chairman")) and one non-management director selected by the Board (other than Hardy), with three directors nominated by Genger and BG and by increasing the number of directors by one director, with such new director being nominated by Genger and BG. The effect of such proposal would be that the Board would then have nine directors, consisting of the Chairman, four existing directors and four new directors nominated by Genger and BG.

     On March 24, 1999, the legal representative of Genger and BG received a letter from the legal representative of the Issuer, informing them that the Board is prepared to consider nominating to the Board only two of the four directors proposed by Genger and BG, and that the Board is prepared to propose nominating two of its own selected directors to the Board. A copy of the letter is attached hereto as Exhibit 7.

     On March 24, 1999, the legal representative of Genger and BG sent a response letter to the legal representative of the Issuer, declining to modify Genger's and BG's proposal to restructure the Board. In the letter, Genger and BG noted, however, that the Board is free to substitute the Board's two nominees for two existing non-management directors if it so chooses, but that Genger and BG would continue to propose that the Board replace three of its current directors (as previously discussed above) with their four nominated directors, resulting in a Board




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


consisting of nine directors. Pursuant to the letter, Genger and BG gave the Issuer until the close of business on March 25, 1999, Los Angeles time, to accept their proposal. A copy of the letter is attached hereto as Exhibit 8. However, Genger and BG were notified by the legal representative of the Issuer that the Issuer would not be able to respond by such time.

     The letter further indicated that, failing such acceptance, Genger and BG intend to take all steps necessary to convene an extraordinary general meeting of shareholders pursuant to Section 109 of Israel Companies Ordinance for the purpose of removing all of the current directors (other than Hardy and possibly the Chairman), and fill all vacancies then existing with the four nominees named in their proposal, together with such additional nominees as may be necessary to fill all vacancies.

     In addition, on March 24, 1999, the legal representative of Genger and BG sent a letter addressed to the Chairman and to the Vice President and Chief Financial Officer of the Issuer, notifying them that Genger and BG were exercising their right under Section 65 of the Israel Companies Ordinance to review and make copies of the Issuer's Register of Members. A copy of such letter is attached hereto as Exhibit 9. Genger and BG have been informed by the Issuer that its Register of Members is not current.

     Genger and BG intend to continue to have discussions with other shareholders of the Issuer regarding their proposal and to seek shareholder support.


     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in



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
(although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7.     Materials to be Filed as Exhibits.
-------     ----------------------------------


Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 7: Letter, dated March 24, 1999, from the legal representative of the Issuer to the legal representative of Genger and BG.

     Exhibit 8: Letter, dated March 24, 1999, from the legal representative of Genger and BG to the legal representative of the Issuer.

     Exhibit 9: Letter, dated March 24, 1999, from the legal representative of Genger and BG to the Chairman, President and Chief Executive Officer of the Issuer and to the Vice President and Chief Financial Officer of the Issuer.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1999



                                        /s/ Arie Genger
                                        ---------------
                                        Arie Genger


                                        TPR INVESTMENT ASSOCIATES, INC.


                                        By:/s/ Arie Genger
                                        ------------------
                                              Arie Genger,
                                              President


                                        TRANS-RESOURCES, INC.


                                        By:/s/ Arie Genger
                                        ------------------
                                               Arie Genger,
                                               Chairman of the Board


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
                                   HAIFA CHEMICALS HOLDINGS LTD.(1)


                                   By:/s/ Arie Genger
                                   ------------------
                                         Arie Genger

                                   /s/ Thomas G. Hardy
                                       Thomas G. Hardy


--------
(1)PURSUANT TO POWER OF ATTORNEY



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                            EXHIBIT INDEX

     EXHIBIT NUMBER                                    TITLE                                        PAGE
     --------------                                    -----                                        ----

            7         LETTER, DATED MARCH 24, 1999, FROM THE LEGAL REPRESENTATIVE OF THE              7
                      ISSUER TO THE LEGAL REPRESENTATIVE OF GENGER AND BG
            8         LETTER, DATED MARCH 24, 1999, FROM THE LEGAL REPRESENTATIVE OF GENGER           9
                      AND BG TO THE LEGAL REPRESENTATIVE OF THE ISSUER
            9         LETTER, DATED MARCH 24, 1999, FROM THE LEGAL REPRESENTATIVE OF GENGER          11
                      AND BG TO THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE
                      ISSUER AND TO THE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE
                      ISSUER




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